Exhibit 99.1

KANZHUN LIMITED Announces Proposed Dual Primary Listing on The Stock Exchange of Hong Kong Limited

BEIJING, December 15, 2022 -- KANZHUN LIMITED (“BOSS Zhipin” or the “Company”) (Nasdaq: BZ), a leading online recruitment platform in China, today announced the proposed dual primary listing of its Class A ordinary shares, par value US$0.0001 per share (the “Shares”) by way of introduction on the Main Board of The Stock Exchange of Hong Kong Limited (the “HKEX”). The Company’s American depositary shares (the “ADSs”), each representing two Shares, will continue to be primarily listed and traded on the Nasdaq Global Select Market (the “Nasdaq”).

The Company has received a letter of in-principle approval to the listing application from the HKEX on December 15, 2022 (Beijing/Hong Kong Time) for the dual primary listing of the Shares on the Main Board of the HKEX. The listing document relating to the proposed dual primary listing of the Shares by way of introduction on the Main Board of the HKEX (the “Listing Document”) has been published on the website of the HKEX on December 16, 2022 (Beijing/Hong Kong Time). Subject to the final listing approval from the HKEX, the Shares are expected to commence trading on the Main Board of the HKEX on December 22, 2022 (Beijing/Hong Kong Time) under the stock code “2076.” The Shares will be traded in board lots of 100 Shares. Upon the dual primary listing on the Main Board of the HKEX, the Shares listed on the Main Board of the HKEX will be fully fungible with the ADSs listed on the Nasdaq.

With respect to the proposed dual primary listing on the Main Board of the HKEX, Morgan Stanley Asia Limited and Goldman Sachs (Asia) L.L.C. are acting as the joint sponsors. In addition, the Company has appointed Goldman Sachs (Asia) Securities Limited as the designated securities dealer and Haitong International Securities Company Limited as the alternate designated securities dealer to carry out bridging and other trading arrangements in good faith and on arm’s length terms with a view to contributing towards liquidity to meet demand for the Shares in Hong Kong and to maintain an orderly market for a period of 30 calendar days, commencing on December 22, 2022 (Beijing/Hong Kong Time).

This press release shall not constitute an offer to sell or the solicitation of an offer or an invitation to buy any securities of the Company, nor shall there be any offer or sale of the securities in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or other jurisdiction.

The Company has arranged with its principal share registrar in the Cayman Islands and the Hong Kong share registrar for the removal of a portion of its Shares (which includes Shares represented by ADSs) from its Cayman Islands share register and transfer to its Hong Kong share register at no additional cost to shareholders prior to the listing on the Main Board of the HKEX. Please refer to the section headed “Market Arrangements to Facilitate Dealings in Hong Kong” of the Listing Document for further details.

About KANZHUN LIMITED

KANZHUN LIMITED operates the leading online recruitment platform BOSS Zhipin in China. Established eight years ago, the Company connects job seekers and enterprise users in an efficient and seamless manner through its highly interactive mobile app, a transformative product that promotes two-way communication, focuses on intelligent recommendations, and creates new scenarios in the online recruiting process. Benefiting from its large and diverse user base, BOSS Zhipin has developed powerful network effects to deliver higher recruitment efficiency and drive rapid expansion.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements which are made pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to,” and similar statements. Statements that are not historical facts, including statements about the Company’s beliefs, plans, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. Further information regarding these and other risks is included in the Company’s filings with the SEC. All information provided in this press release is as of the date of this press release, and the Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For more information, please contact

KANZHUN LIMITED

Investor Relations

Email: ir@kanzhun.com

THE PIACENTE GROUP, INC.

Email: kanzhun@tpg-ir.com

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